SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         SCHEDULE TO

  Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
           of the Securities Exchange Act of 1934



                  IGENE BIOTECHNOLOGY, INC.
             (Name of Subject Company (Issuer))

                  IGENE BIOTECHNOLOGY, INC.
        (Names of Filing Persons (Issuer and Offeror)

 Warrants to Purchase Common Stock, $.01 Par Value Per Share
               (Title of Class of Securities)

                         451695100*
            (CUSIP Number of Class of Securities)


                      Edward Weisberger
                  IGENE Biotechnology, Inc.
                    9110 Red Branch Road
                  Columbia, Maryland 21045
                       (410) 997-2599
  (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices
       and Communications on Behalf of Filing Persons)

                          Copy to:
                    Cecil E. Martin, III
                      McGuireWoods LLP
                     7 Saint Paul Street
                         Suite 1000
               Baltimore, Maryland 21202-1671
                       (410) 659-4419

                  CALCULATION OF FILING FEE

 Transaction Valuation                  Amount of Filing Fee
 _____________________                  ____________________
    Not Applicable**                      Not Applicable**

     [ ] Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:           Filing Party:
   Form or Registration No.:           Date Filed:

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     [ ] Check the appropriate boxes below to designate any transaction to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

__________________

*Refers to common stock underlying the warrants and options.

**No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

At its 2008 Annual Meeting of Stockholders to be held on November 3, 2008 (the "Annual Meeting"), IGENE
Biotechnology, Inc. (the "Company") will ask its stockholders to approve an amendment to its Articles of Incorporation, as amended, to increase the number of authorized shares of its common stock, par value $0.01 per share (the "Common Stock"), from 750,000,000 to 3,000,000,000 shares (the "Amendment"). In the Company's preliminary proxy statement for the Annual Meeting, and in the connection with the proposed Amendment, the Company disclosed its intention to commence exchange offers pursuant to which the Company will offer to exchange shares of Common Stock for (i) outstanding warrants to purchase Common Stock, and (ii) outstanding options to purchase Common Stock. The Company will not have sufficient shares of Common Stock to complete the warrant and option exchange offers unless the Amendment is approved by the Company's stockholders. The Company plans to commence the exchange offers after the mailing date of the proxy statement, but before the scheduled date of the Annual Meeting. The Company will not consummate the exchange offers until after the Annual Meeting, and only if stockholder approval of the Amendment is obtained. Concurrently with the warrant and option exchange offers, the Company contemplates an exchange offer of shares of Common Stock for all of its outstanding debt securities.

The Company's preliminary proxy statement filed with the Securities and Exchange Commission (the "SEC") on September 12, 2008 is filed as Exhibit 99.1 hereto, and Amendment No. 1 to the Company's preliminary proxy statement filed with the SEC on September 23, 2008 is filed as Exhibit 99.2 hereto (together, the "Proxy Statement").

The warrant and option exchange offers described in the Proxy Statement have not yet commenced. Neither the above information nor the Proxy Statement constitutes an offer to warrant holders and option holders to exchange their warrants and options. At the time the warrant and option exchange offers have commenced, the Company will provide warrant holders and option holders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the warrant and option exchange offers. Persons who are eligible to participate in the warrant and option exchange offers should read these written materials carefully when they become available because they will contain important information about the warrant and option exchange offers. The Company will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the warrant and option exchange offers. The Company's warrant holders, option holders and other investors will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov. In addition, the Company's warrant holders, option holders and other investors may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: IGENE Biotechnology, Inc., 9110 Red Branch Road, Columbia, Maryland 21045, Attention:
Corporate Secretary.

Item 12.  Exhibits

Exhibit No.

99.1 Preliminary Proxy Statement for the Company's 2008 Annual Meeting of Stockholders to be held on November 3, 2008 (incorporated by reference to the Company's preliminary Schedule 14A filed with the SEC on September 12, 2008).

99.2 Amendment No. 1 to the Preliminary Proxy Statement for the Company's 2008 Annual Meeting of Stockholders to be held on November 3, 2008 (incorporated by reference to Amendment No. 1 to the Company's preliminary Schedule 14A filed with the SEC on September 23, 2008).